Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Predecessor Company(1)		Successor Company(1)
	Three Months Ended March 31, 2002		Nine Months Ended December 31, 2002	Year Ended December 31,
				2003	2004	2005	2006
Ratio of Earnings to fixed charges
Pretax earnings (loss)	$(156,543)		$29,053	$15,338	$63,574	$9,159	$(572,907)
Add:
Fixed charges	1,900		40,333	49,999	41,253	41,039	46,178

Total earnings (loss)(A)	$(154,643)		$69,386	$65,337	$104,827	$50,198	$(526,729)

Interest expense	$14		$33,556	$41,884	$33,967	$32,694	$36,907
Estimate of the interest within rental expense	1,886		6,777	8,115	7,286	8,345	9,271

Total fixed charges(B)	$1,900		$40,333	$49,999	$41,253	$41,039	$46,178

Ratio (A/B)	(81.39	)x(2)	1.72x	1.31x	2.54x	1.22x	(11.41	)x

(1)	Our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002 and subsequently transferred to Rotech Healthcare Inc. substantially all of its assets used by it in connection with its businesses and operations (including the stock of substantially all of its subsidiaries), in a restructuring transaction. The “Predecessor Company” refers to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to April 1, 2002 and “Successor Company” refers to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods after March 31, 2002.
(2)	The dollar amount of the deficiency (pretax loss) for the three months ended March 31, 2002 was $156,543. Such amount includes approximately $182,291 of reorganization expense to write-down the Predecessor Company’s assets to fair market value.